UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Alula Hydronutrients, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 1, 2016

Physical address of issuer
2132 Stockbridge Ave., Woodside, CA 94062

Website of issuer
www.alulahydro.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary

008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Convertible Notes

Target number of securities to be offered

____

Price (or method for determining price)
Determined by the company

Target offering amount
$100,000.00

Oversubscriptions accepted:
☐ Yes
☑ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$100,000.00

Deadline to reach the target offering amount
June 2, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

Exhibit A	Offering Memorandum Part II of Offering Statement
Exhibit B	Financial Statements
Exhibit C	SeedInvest Profile
Exhibit D	Investor Deck

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

April 5, 2017

Alula Hydronutrients, Inc.

UP TO $100,000 OF CROWD NOTES

Alula Hydronutrients, Inc. (“Alula,” the “Company,” “we,” “us”, or “our”), is offering up to $100,000 worth of Crowd Notes of the company (the “Securities”). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $100,000 (the “Target Amount”). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by June 2, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the “Closing Amount”) by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the company reaches its Closing Amount prior to June 2, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.alulahydro.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this offering may be found at: https://www.seedinvest.com/alula/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Alula Hydronutrients, Inc. (the "Company") is a Delaware Corporation, formed on February 1, 2016.

The Company is located at 2132 Stockbridge Ave., Woodside, CA 94062.

The Company's website is www.alulahydro.com.

A description of our products as well as our services, process, and business plan can be found on the company’s profile page on SeedInvest under https://www.seedinvest.com/alula/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.
The Business
Alula provides tailored nutrients and precision delivery systems for hydroponic growers of cannabis. Alula’s smart fertigation systems is designed for indoor farming and allows cultivators to control their grow, manage up to 16 different grow zones, reduce costs, eliminate mixing errors, and adjust recipes remotely from any smart phone.

The Business Plan
Alula provides tailored nutrients and precision delivery systems for hydroponic growers of cannabis. Alula generates revenue from the sale of its delivery systems and related hardware sales. Alula also generates revenue from the sale of tailored nutrients. on the company generates additional revenue from ongoing software upgrades and data services.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 1, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development, product launches or marketing efforts any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better

equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

The Company is dependent upon the skill of its executive officers and co-founders, Peter Bigsby-Thaman and Walter. The Company has or intends to enter into employment agreements with Peter Bigsby-Thaman and Walter Paulsen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Peter Bigsby-Thaman and Walter Paulsen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional

expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, and industry standards may change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop.* and *Gonzales v. Raich* that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. While our product may be used to grow a variety of plants, it would not be realistic to expect that we would be able to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In *USA vs. McIntosh*, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity.

Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will agree that our activities do not involve those enumerated in the Cole Memo. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations. Furthermore, if we were to continue the cultivation and production of medical-use cannabis following any such change in the federal

government's enforcement position, we could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would material negative impact on our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining

whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of our securities due to the bad acts of others.

On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

The Company is dependent upon sales of both its delivery systems and ongoing sales of its subscription-based nutrients; while sales of the hardware delivery systems have taken place, sales of the the nutrient sales are optional and have not been significant to date.

The company business model should be viewed as enterprise sales and may have a very long sales cycle.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of

the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.

These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.

We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.

The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.

The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow

Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights. Furthermore, the company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners of 20% or more beneficially own up to 85.8% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Alula provides smart fertigation systems for indoor hydroponic farming. Cultivators can control their grow, manage up to 16 different zones, reduce costs, eliminate mixing errors, and adjust recipes, remotely from any smart phone.

Business Plan

Alula provides smart fertigation systems for indoor farming. Cultivators can control their grow, manage up to 16 different zones, reduce costs, eliminate mixing errors, and adjust recipes, all from any smart phone. Alula makes generates revenue from both hardware sales and ongoing nutrient sales as well as ongoing software upgrades and data services. Alula is a nutrient optimization and software company for commercial cannabis growers. Our delivery system, uses a combination of sensors, precision pumps, software and custom programming to deliver optimal nutrition for cannabis. The AlulaHydro system can be managed from any smart phone or tablet, automatically tracks every nutrient, and comes with an integrated software application and data analytics. Compared to competitive products like big fertigation systems from Hortimax or manual injectors and nutrients from General Hydro, we believe our product is better, easier and cheaper. We give growers more precise control of their nutrients, from any tablet or smart phone, and typically are 30-40% cheaper than traditional approaches.

History of the Business

The Company began operations on July 15, 2016 and was founded by Walter Paulsen and Peter Bigsby-Thaman for the initial purpose of selling cannabis nutrient delivery systems.

The Company's Products and/or Services

Product / Service	Description	Current Market
Alula System	Precision Control In An Integrated System AlulaHydro's sensors, pumps, software and custom nutrient assembly represent a dramatic improvement over existing products. We provide the same precise control like big European greenhouse systems, but we can do everything at a fraction of the cost. Because we're based in Silicon Valley and Denver, our system was designed from day 1 to be fully controlled by a smart phone or tablet. Continuous pH Monitoring & Adjustments For most hydroponic farmers, balancing system pH is a time-consuming chore that requires careful attention to detail. If the pH isn't right, then a crop can be ruined. AlulaHydro continually monitors pH and EC and accurately maintains optimal pH balance. Capture Key Data Automatically Our software automatically captures key data, and enables growers to replicate top crops and increase yield. We aggregate best practice information from across our entire network, enables growers to accelerate leaning and improve yields is a fast, methodical and consistent manner.	Alula's market is the 39,000 commercial cannabis growers in US, focusing on small to mid-size cannabis growers.

The company also plans on developing and selling nutrients which can be used in connection with the AlulaHydo systems. The Company anticipates that the nutrients will be sold on a subscription basis.

The Company sells its products in most of its major markets directly to growers through its direct sales force.

Competition

The Company's primary competitors are Envirotech, HydroFarm, AutoPot, Growcentia..

We aim to understand what growers need and how to reach them. We believe a competitive advantage is the expertise that we have in the industry and the early mover advantage into building relationships with grow houses. We believe our technology is one of the easiest to use. We aim to make user interface user friendly by automating processes which would otherwise be manual. We believe our data integration is another differentiating factor. Our technology monitors and tracks various data points which we believe gives us a competitive advantage. Furthermore, we are price competitive for units of our size – we charge between $15-20k per unit; while most of our competition charges between $40-50k. Lastly, our target demographic is smaller grow houses – many of our competitors aim for the massive warehouse grow units and we believe there is an under-served market for SMB growers.

Supply Chain and Customer Base

KNF Neuberger, Omega, and various electronic and component manufacturers provide us with materials to build our products. Chemical salts used in our systems are available from a variety of commercial agricultural supplies.

The Company's customers are small to mid-size cannabis growers.

Research and Development

We have spent $25,000 in R&D, specifically for specialty circuit boards and controllers used for integrating actions of system components such as pump, sensors, and valves.

Governmental/Regulatory Approval and Compliance

There are various federal and state regulations governing the cannabis industry. These regulations place restrictions on the growing, distribution, sale, and use of both midecal and recreational cannabis. Further cannabis regulations or enforcement of federal regulations could impact our business.

Litigation

None

Other

The Company's principal address is 2132 Stockbridge Ave., Woodside, CA 94062

The Company conducts business in California and sells its products to growers in states in which cannabis growing is legal.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Target Amount is raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Target Amount Raised
Offering Expenses	15%	$15,000
Research and Development	12.75%	$12,750
Manufacturing	29.75%	$29,750
Future Wages	42.5%	$42,500
Total	**100%**	**$100,000**

The above table of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Peter Bigsby-Thaman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder & VP Alula Hydronutrients, Inc. February 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder Magnolia Produce and Flowers Nov 2010 – Present

Education
Ventura College Field Of Study Engineering / Chemistry / Child Psychology 1988 – 1990

Name

Walter Paulsen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and CEO Alula Hydronutrients, Inc. February 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Business Development & Sales NameQvivr (Swypcard) Jun 2015 – Dec 2015 Consultant Majid Al Futtaim Dec 2014 – Jun 2015

Education
Harvard University Degree Name A.B. Field Of Study History Grade magna cum laude University of California, Los Angeles - The Anderson School of Management Degree Name Master of Business Administration (M.B.A.)

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Peter Bigsby-Thaman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder & VP Alula Hydronutrients, Inc. February 2016– Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder Magnolia Produce and Flowers Nov 2010 – Present

Education
Ventura College Field Of Study Engineering / Chemistry / Child Psychology 1988 – 1990

Name
Walter Paulsen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and CEO Alula Hydronutrients, Inc. February 2016– Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Business Development & Sales NameQvivr (Swypcard) Jun 2015 – Dec 2015 Consultant Majid Al Futtaim Dec 2014 – Jun 2015

Education
Harvard University Degree Name A.B. Field Of Study History Grade magna cum laude
University of California, Los Angeles - The Anderson School of Management Degree Name Master of Business Administration (M.B.A.)

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	**Person/Entity**
Issuance of additional securities	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Incurrence of indebtedness	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Sale of property, interests or assets of the Company	Board of Directors/Managers/Managing Member
Determination of the budget	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Dissolution of liquidation of the Company	Board of Directors/Managers/Managing Member

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees located in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	**Convertible Note Convertible Notes**
Amount outstanding	65,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the company by holders of the Convertible Notes (assuming conversion if convertible securities)	1.1%

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	n/a
Amount outstanding	$16,000.00
Interest rate and payment schedule	n/a
Amortization schedule	n/a
Describe any collateral or security	n/a
Maturity date	
Other material terms	n/a

Type of debt	Personal Loan
Name of creditor	Walter Paulsen
Amount outstanding	$25,000.00
Interest rate and payment schedule	n/a
Amortization schedule	n/a
Describe any collateral or security	n/a

Maturity date	
Other material terms	n/a

Following the Offering, the total amount of outstanding indebtedness of the Company will be 16000.0 if the Minimum Amount is raised.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	N/A	$65,000.00	Working capital	March 7, 2017	Rule 506(b)

Ownership
A majority of the company is owned by a few people. Those people are Watler Paulsen and Peter Bigsby.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Walter Paulsen	42.9%
Peter Bigsby	42.9%

FINANCIAL INFORMATION

Please see the financial information listed attached hereto in addition to the following information.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we will be bringing our product to market and expanding sales.

The Company intends to achieve profitability in the next 12 months by expanding hardware, software, and nutrient sales.

The Company currently requires $6,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company, however, they will prolong the runway of the Company and help accelerate the execution of its business plan. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity

The Company does not have any additional sources of capital other than the proceeds from the Offering, the line of credit, and other debt.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company expect to make investments of $25,000 - $50,000 for non-recurring engineering and capital expenditures required to manufacture their products.

Material Changes and Other Information Trends and Uncertainties

Regulations in the cannabis space could affect the Company's financial condition.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

As discussed in “Dilution” below, the valuation will determine the amount by which the investor’s stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The securities offered in this offering.

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $4 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $100,000 from investors through Regulation Crowdfunding before the deadline of June 2, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this offering.

Dilution

Even once the Notes convert into equity securities, the investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Walter Paulsen
Relationship to the Company	CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	Founder loan to company

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money

will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out “How to Choose a Startup Investment” in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company’s name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company’s initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a “liquidation event” occurs. A “liquidation event” is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

____
(Signature)

Walter Paulsen
(Issuer)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

____
(Signature)

Walter Paulsen
(Name)

CEO
(Title)

____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financial Statements

Alula Hydronutrients, Inc.

A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2016

Alula Hydronutrients, Inc.

TABLE OF CONTENTS

ALULA HYDRONUTRIENTS, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2016

ASSETS		
Current Assets:		
Cash and cash equivalents	$	2,460
Accounts receivable		16,350
Inventory		17,980
Total Current Assets		36,790
TOTAL ASSETS	$	36,790
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accrued expenses	$	2,052
Due to related party		11,140
Deferred revenue		7,500
Total Current Liabilities		20,692
Long-Term Liabilities:		
Convertible notes payable		60,000
Accrued interest on convertible notes payable		1,097
Total Long-Term Liabilities		61,097
Total Liabilities		81,789
Stockholders' Equity (Deficit):		
Common Stock, $0.00001 par, 7,000,000 shares authorized, 6,297,500 shares issued and outstanding, 2,335,000 shares vested as of December 31, 2016		63
Additional paid-in capital		27
Accumulated deficit		(45,089)
Total Stockholders' Equity (Deficit)		(44,999)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	36,790

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

ALULA HYDRONUTRIENTS, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from February 1, 2016 (inception) to December 31, 2016

Net revenues	$	15,299
Costs of net revenues		(9,740)
Gross profit		5,559
Operating Expenses:		
Compensation & benefits		26,431
General & administrative		18,537
Sales & marketing		4,583
Total Operating Expenses		49,551
Loss from operations		(43,992)
Other Income/(Expense):		
Interest expense		(1,097)
Total Other Income/(Expense)		(1,097)
Provision for income taxes		-
Net loss	$	(45,089)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

ALULA HYDRONUTRIENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from February 1, 2016 (inception) to December 31, 2016

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at February 1, 2016 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock to founders	6,000,000	60	-	-	60
Issuance of common stock	297,500	3	27	-	30
Net loss	-	-	-	(45,089)	(45,089)
Balance at December 31, 2016	6,297,500	$ 63	$ 27	$ (45,089)	$ (44,999)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

ALULA HYDRONUTRIENTS, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from February 1, 2016 (inception) to December 31, 2016

Cash Flows From Operating Activities		
Net Loss	$	(45,089)
Adjustments to reconcile net loss to net cash used in operating activities:		
Value of intellectual property provided for stock		60
Changes in operating assets and liabilities:		
Change in accounts receivable		(16,350)
Change in inventory		(17,980)
Change in accrued expense		2,052
Change in deferred revenue		7,500
Change in accrued interest on convertible notes payable		1,097
Net Cash Used In Operating Activities		(68,710)
Cash Flows From Financing Activities		
Advances from related party		11,140
Proceeds from issuance of convertible notes payable		60,000
Proceeds from issuance of common stock		30
Net Cash Provided By Financing Activities		71,170
Net Change In Cash		2,460
Cash at Beginning of Period		-
Cash at End of Period	$	2,460
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Alula Hydronutrients, Inc. (the "Company"), is a corporation organized February 1, 2016 under the laws of Delaware. The Company manufactures nutrient control systems for high value indoor farming.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale planned principal operations nor generated significant operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016, the Company carried $16,350 of receivables and no allowances.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balance as of December 31, 2016 consist of raw materials for use in production. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company has a net operating loss carryforward of $45,089 as of December 31, 2016. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive a net deferred tax asset of $17,961 as of December 31, 2016. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2016 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of $45,089 for the period ended December 31, 2016 and has produced insignificant revenues to date. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company authorized 7,000,000 shares of common stock at $0.00001 par value. As of December 31, 2016, 6,297,500 shares of common stock were issued and outstanding, respectively.

In February 2016, the Company issued a total of 6,000,000 shares of common stock to its founders in exchange for intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 12.5% at issuance, then at a rate of 1/48 per month commencing February 15, 2016 for 42 months. As of December 31, 2016, 2,125,000 shares had vested.

The Company has reserved 1,000,000 shares of its common stock pursuant to the 2016 Equity Incentive Plan. During 2016, the Company issued 297,500 shares of common stock to advisors and consultants of the Company in exchange for cash proceeds totaling $30. 280,000 shares under these stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon successful completion of project milestones. Shares issued in 2016 were 75% vested as of December 31, 2016. 17,500 shares under these stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms where 25% of the shares vests on February 1, 2017, and the remainder vest at a rate of 1/48 per month. As of December 31, 2016, 210,000 shares had vested. As of December 31, 2016, 702,500 shares were available to be issued under the 2016 Equity Incentive Plan.

NOTE 5: RELATED PARTY TRANSACTIONS

An officer of the Company advanced funds to the Company in the normal course of business since inception. As of December 31, 2016, the balance due to the officer under the arrangement was $11,140. This advance bears no interest and is considered payable on demand.

NOTE 6: CONVERTIBLE NOTES PAYABLE

Between June and November 2016, the Company issued four convertible promissory notes for total principal of $60,000. The convertible promissory notes bear interest at 5% and mature between June and November 2018. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

The note's principal is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock of at least $2,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 80%-85% (varies by note) of the price per share paid by the investors in the triggering financing or the lowest price per share implied by a $6,000,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement).

If there is no qualified equity financing prior to maturity, the outstanding principal balance shall be convertible at the election of the noteholder after the maturity date, into the price per share implied by a $6,000,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement).

As of December 31, 2016, the convertible promissory notes had not been converted and remained outstanding in the full principal amounts. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Convertible Notes

In February 2017, the Company issued a $5,000 convertible promissory note to one investor. The convertible promissory note bears interest at 5% and matures in February 2019. The terms of the convertible promissory note is similar to those discussed in Note 6.

Management's Evaluation

Management has evaluated subsequent events through March 24, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C

SeedInvest Profile


White Widow
Status
Mixing
White Widow
Zone 1
STOP MIX
pH
Flow Rate
TDS
5.8
3.24
1124
March 2017

Alula

Alula makes smart nutrient control systems for cannabis growers Edit Profile

$10,000	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Alula is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Alula without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

% Of U.S. Population With Legal Access To Marijuana

95%

Total Addressable Market (U.S.)

$1 Billion

- Multiple revenue streams (hardware, software, and recurring nutrient sales) with 2016 total margins at 36%
- Integrated system of sensors, metering pumps, and software enables precise on site assembly and delivery of optimal nutrients.
- System automatically captures key data and enables growers to replicate outstanding crops and optimize yield.
- Price point is half that of some competitive solutions

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- Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $10,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

Alula Hydronutrients provides tailored nutrients and precision delivery systems for hydroponic growers of Cannabis and other high value crops.

AlulaHydro provides a complete nutrient system for commercial cannabis. Growers who use our technology increase yields and consistency, eliminate mistakes, and save on labor and nutrients. Our system enables growers to use their existing favorite nutrients or our AlulaHydro "Elementals" with significant cost savings. Unlike other technology that is "nutrient blind", our system is 100% nutrient aware, so growers always know exactly what they're feeding their plants. In addition, our cloud-based software automatically records precise feeding programs, so growers can replicate successful crops.

The founding team has strong experience in technology startups as well as growing cannabis, working at industry leading nutrient companies and building greenhouses. Our prototype is operating at a greenhouse in Paso Robles and we already have pre-sale customers in Colorado and California.

Pitch Deck


ALULA

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Form C
Data Room
Updates
SeedInvest

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Product & Service

Alula Hydronutrients, Inc. provides a complete nutrient control system for commercial cannabis growers. Growers who use our system increase yield and profits while controlling costs and eliminating mixing mistakes. Alula gives ...ators control in 4 key ways:

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- Control Nutrient Recipes: Apply the perfect mix of nutrients every time
- Control Data and Results: Learn which nutrient recipes create the best crops
- Control Costs: Eliminate need for expensive and error-prone hand mixing
- Control up to 16 Zones with a single system: Reduce capital outlay

The team has strong expertise in technology start-ups, cannabis cultivation, and nutrient chemistry. We have a prototype operating at our greenhouse in Paso Robles as well as presale customers in Colorado and California. Our system enables growers to easily control, monitor and replicate crop performance, and the data we collect enables our clients to make rapidly improvements yield and quality.

Gallery





AT&T
9:00 AM
100%
Active Crop
White Widow
Zone 1
All Crops
White Widow
Zone 1
Tinder Kush
Zone 2
Purple Alaskan
Zone 3
BlueKush
Zone 4
Add Crop
Status
Mixing
Mix Readings
pH 5.6
Flow Rate 3.24 g/m
TDS 1124 ppm
Mix Schedule
March 2017
THU 22 White Widow
FRI 23 Multiple
SAT 24 Multiple
SUN 25 White Widow
MON 26 White Widow
MON 26 White Widow
Next scheduled mix application is Tomorrow at 9:00 AM
Edit Mix Schedule
Nutrient Mix
Edit
Gallons Made
Gallons To Make 150 gallons
Grow Phase 1
AH Acid Head 1 11 ml/g
FloraBloom Head 2 11 ml/g
BioThrive Head 3 11 ml/g
RapidStart Head 4 11 ml/g
STOP MIX
Crop Monitor
Nutrient Recipes
Crop History
System Settings

Highlights

Product & Service

Q&A with Founder

Investor Perks

Market Landscape

Form C

Updates

Overview

Team Story

Term Sheet

Financial Discussion

Data Room

SeedInvest

Software on Tablet.

Team Story

The co-founders of Alula are Walter Paulsen and Peter Bigsby, who met in 2006 when Walter was a customer at Peter's stand at the Farmer's Market in Menlo Park. Peter went on to employ Walter's oldest daughter for all four years of high school, and they would often talk about business ideas.

In late 2015, Walter was thinking about his next move after having built a gift card exchange kiosk for Coinstar. Peter suggested there could be an opportunity to build a nutrient kiosk, and eventually that idea evolved to become the Alula nutrient control system for cannabis. As a young beach bum in Santa Barbara, Peter had grown some of the premier cannabis in the country, selling to rock stars and performers in New York and LA for $5,000/lb. When a close friend got arrested for growing (in Texas!) and his son was born, Peter made the choice to reluctantly leave the industry and started his career as a commercial farming entrepreneur, but his love for cultivating cannabis stayed with him.

Walter and Peter bootstrapped the company and recruited developers in Colorado to help build the initial technology platform, and installed their alpha prototype at Peter's lettuce and tomato farm in Paso Robles in April 2016. After a few months they completely overhauled the design to make a bigger, higher capacity system that was more accurate and easier to use.

The Beta version of the Alula smart nutrient control system has been operating since mid 2016 at Peter's greenhouse in Paso Robles, and has created perfectly balanced nutrients for over $100,000 worth of gourmet lettuce, heirloom tomatoes and a small R&D crop of cannabis. Multiple top shelf growers in California and Colorado have ordered and put down payments on Alula and will have systems installed in Q2 2017.

Meet the Founders

ALULA

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Walter Paulsen



CEO

Walter Paulsen is Co-Founder and CEO of Alula Hydronutrients, a nutrient technology business with offices in Silicon Valley and Denver, Colorado. He was previously VP and GM of Outerwall's gift card exchange kiosk business, SVP at mobile gifting pioneer Giiv, and co-founder and VP Business Development of Blackhawk Network, where he led sales and product development for the multi-billion dollar Gift Card Mall business. A native of Fresno, CA, Mr. Paulsen has a BA in history from Harvard and an MBA from UCLA.

Q&A with the Founder

Q: Can you give us an idea on your Business model?

Alula: Our business model is built on 3 legs – integrated hardware software and nutrients. Razers, blades, and data type of business. We sell you the hardware that manages all the nutrients and we offer (but don't require) nutrients, which is an ongoing revenue stream which we believe will be really significant down the line. Third is the data component, which we are able to collect through the app and the software surrounding the hardware. Obviously, the data component is still early, but we plan for this to be worked up with time. The entire product is completed and ready and everything (or at least this version) is 100% ready. We have already sold two systems with our pilot. Both companies have purchased the hardware; only Glasshouse is getting the nutrients right now, but we are discussing with MadeWell to purchase the nutrients as well.

Q: Product description?

Alula: There is a valve coming in from a R/O Tank (reverse osmosis), with our standard model having eight pumps, which pumps nutrients into the grow tank; they inject into that a pressurized stream of water. Water then goes into a blending tank – and that's where we measure and record the PH. Then, we have something called an EC which measures the total dissolved solids, which confirms that you are accurately dosing your nutrients. The flow meter then clicks over injections of nutrients. That flows into a manifold. The manifold then opens and direct the nutrients to different feed tanks. The standard has eight grow pods. We also have a windows machine (WiFi or mobile connection) that has tubes that go into the nutrient tanks that monitor nutrients in the tank. Whenever anything gets low, an alert is issued to replace it. You can dial into the system through any cell phone and we back up everything to Amazon Cloud.

Q: How do you plan to scale following the raise?

Alula: We have plans of upgrading various parts of the electronics so we would do a significant upgrade to the electronics. We have some idea on how to manufacture the pumps and sensors for lower costs and easier assembly. The plan for the next commercial version is to build the next model cheaper and larger. We also want to hire three new people. I have a software developer – a hardware engineering guy (part time) and then possibly a sales and customer service individual. We would need to eventually hire someone full time in Colorado and then full time in California.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
Form C
SeedInvest
Updates

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $500,000	US $500,000
Minimum investment	$20,000	US $10,000
Target minimum	US $350,000	US $350,000
Security type	Crowd Note	Crowd Note
Conversion discount	15.0%	15.0%
Valuation cap	US $4,000,000	US $4,000,000
Interest rate	5.0%	5.0%
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised


Offering Expenses
Research and Develop...
Manufacturing
Future Wages

If Maximum Amount Is Raised


Offering Expenses
Research and Develop...
Manufacturing
Future Wages

Highlights
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Form C
Updates
Overview
Team Story
Term Sheet
Financial Discussion
Data Room
SeedInvest

Investor Perks

We have strong relationships with top cannabis growers throughout the Western US, especially in Colorado and California. We are happy to facilitate introductions for investors who would like to have direct relationships with growers who produce some of the best Tony Stark, Girl Scout Cookies, and Sour Diesel to be found anywhere in the world.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

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Please see the financial statements of the Company, which may be found below in the Data Room and in Exhibit B to the Form C, in addition to the following information.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we will be bringing our product to market and expanding sales.

The Company intends to achieve profitability in the next 12 months by expanding hardware, software, and nutrient sales.

The Company currently requires $6,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company, however, they will prolong the runway of the Company and help accelerate the execution of its business plan. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity

The Company does not have any additional sources of capital other than the proceeds from the Offering, the line of credit, and other debt.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company expect to make investments of $25,000 - $50,000 for non-recurring engineering and capital expenditures required to manufacture their products.

Material Changes and Other Information Trends and Uncertainties

Regulations in the cannabis space could affect the Company's financial condition.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Form C
Data Room
Updates

Market Landscape

General Hydro has a good incumbent position but has a very expensive product and is vulnerable to high quality products that offer a significant savings. GH is typically dispensed using Dosatron injectors, which are accurate but require manual adjusting. There are large scale fertigation systems like the Anderson Aqua and systems from Hortimax, but they are very expensive, are blind to the nutrients that are being used, and don't offer any savings on nutrients. In addition, these technologies are designed for very large scale commercial greenhouses of 200,000 sq. ft. or more, and are unsuitable for cannabis grows that are in most states limited to a 20,000 sq. ft. maximum.

Risks and Disclosures

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of Delaware on February 1, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development, product launches or marketing efforts any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also

prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. The Company is dependent upon the skill of its executive officers and co-founders, Peter Bigsby-Thaman and Walter. The Company has or intends to enter into employment agreements with Peter Bigsby-Thaman and Walter Paulsen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Peter Bigsby-Thaman and Walter Paulsen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons. Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, and industry standards may change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan. Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. While our product may be used to grow a variety of plants, it would not be realistic to expect that we would be able to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply

with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity.

Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will agree that our activities do not involve those enumerated in the Cole Memo. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations. Furthermore, if we were to continue the cultivation and production of medical-use cannabis following any such change in the federal government's enforcement position, we could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would material negative impact on our business. Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of our securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

The Company is dependent upon sales of both its delivery systems and ongoing sales of its subscription-based nutrients; while sales of the hardware delivery systems have taken place, sales of the the nutrient sales are optional and have not been significant to date.

The company business model should be viewed as enterprise sales and may have a very long sales cycle.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Form C
Data Room
Updates
SeedInvest

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Alula's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Alula's Form C

Data Room

NAME
Pitch Deck and Overview (1 file)
Public Overview Deck
Product or Service (4 files)
Photo in Grow
Photo in Grow
Mobile Platform
Software on Tablet
Financials (2 files)
Financial Summary
Financial Projections
Investor Agreements (1 file)
Purchase Agreement
Miscellaneous (2 files)
Articles of Incorporation or Certificate of Incorporation
SI Fee Notice - Alula

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EXHIBIT D

Investor Deck

ALULA

This presentation contains offering materials prepared solely by Alula without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

We Realized

Most cannabis growers don't have good technology for feeding their plants properly and spend too much on nutrients.

ALULA

Our Big Idea

Utilize smart technology to fix an important problem in a big, fast growing market

Our integrated solution helps our customers grow bigger, more consistent crops with less labor, lower costs, and better data.


SOFTWARE
HARDWARE
NUTRIENTS
DATA

ALULA

Let’s Talk

Demand + Opportunity

Growers are hustling to invest. Big Ag and Big Tech concerned with Federal Schedule 1 legal status. We have a window to sprint ahead.

Control Your Grow

Alula gives you more control over your grow from anywhere on your mobile device.


AT&T
9:00 AM
100%
White Widow
Status
Mixing
White Widow
Crop Name
Zone 1
Location
STOP MIX
Mix Readings
pH 5.6
Flow Rate 3.24 g/m
TDS 1124 ppm
Mix Schedule
March 2017
THU 22
FRI 23
SAT 24
SUN 25
MON 26



AT&T
9:00 AM
100%
Active Crop
White Widow
Zone 1
All Crops
White Widow
Zone 1
Tinder Kush
Zone 2
Purple Alaskan
Zone 3
BlueKush
Zone 4
Add Crop
Crop Monitor
Status
Mixing
Zone 1
Location
Mix Readings
5.6
pH
3.24 g/m
Flow Rate
1124 ppm
TDS
Mix Schedule
March 2017
THU 22
FRI 23
SAT 24
SUN 25
MON 26
MON 26
Next scheduled mix application is Tomorrow at 9:00 AM
Edit Mix Schedule
Nutrient Recipes
Crop History
Nutrient Mix
Grow Phase 1
AH Acid
Head 1
11 ml/g
FloraBloom
Head 2
11 ml/g
BioThrive
Head 3
11 ml/g
RapidStart
Head 4
11 ml/g
STOP MIX
System Settings

Control Your Grow

Control your Nutrient Recipes

Get the right nutrient mix for every stage of growth, every time

Control your Data and Control your Result

Learn which nutrient recipes produce the best crops

Control your Cost

Eliminate the need for expensive and error prone mixing labor

Control up to 16 Zones with a Single System

Reduce your capital outlay

ALULA

Control the System



Alula User Interface
Mixing
CPU
WiFi
Cloud Backup
R/O Water
KNF Pump
Nutrient #1
Nutrient #2
Nutrient #3
Nutrient #4
Nutrient #5
Nutrient #6
Nutrient #7
Nutrient #8
Blending Tank
pH
pH Sensor
EC Sensor
Flow Meter
Solenoid
Nutrient Optimized Water

ALULA

Control up to 16 Zones


Alula User Interface
CPU
WiFi
Cloud Backup
Mixing
Zone 1
Zone 2
Zone 3
Zone 4
Zone 5
Zone 6
Zone 7
Zone 8
Zone 9
Zone 10
Zone 11
Zone 12
Zone 13
Zone 14
Zone 15
Zone 16

ALULA

$20,000

We believe our price is half the cost of competitive solutions.

Past Twelve Months

Capital and Milestones

ALULA

Bootstrapped

$70,000 of friends and family money

Objective

Build a smart nutrient control system designed for the unique needs of cannabis cultivators

Unique Aspects of Cannabis



- Extremely valuable crop grown in small indoor and greenhouse settings
- Cultivated in multiple zones maturing at different times
- Highly responsive to changes in nutrients
- Very limited data on cultivation best practices
- Existing systems expensive, hard to use, poorly suited to cannabis

We set out to achieve specific goals in MVP injection system


Nutrient Mix
Grow Phase 1
pH
AH Acid
Head 1
11
ml/g
FloraBloom
Head 2
11
ml/g
BioThrive

- Inject nutrients accurately in small volumes across multiple zones
- System must be “nutrient aware” so we can collect data and develop best practices
- Software needs to be mobile, easy to use, powerful
- Hardware must be less than half the price of competitive systems



Completely revised I/O architecture and sensor processing

Assembled highly skilled team with hardware, software and cannabis experience

2017

Built custom PLCs to control ultra precise, reliable Swiss metering pumps

Developed unique "3 click batch" for making nutrients




Status
Mixing
STOP MIX
Mix Readings



From historically “on the down low” to new practices “on the up and up”

Historically cannabis was grown in out of the way places (California’s “Lost Coast”, Rocky Mountains) with minimal investment. With legalization, huge influx of new capital from traditional business sectors who appreciate positive impact of technology.

95% U.S. Population has Legal Access to Marijuana



Medical use is legal in 21 states including the District of Columbia, covering a population or **135 Million People.**

Adult use is legal in eight states including the District of Columbia, covering a population of **69 Million People.**

CBD* only use is legal in 15 states, covering a population of **102 Million People.**

* CBD only refers to products where THC must be at or lower then 0.3%
Source: Frontier Financial Group Inc.

ALULA

$1B U.S. TAM



Legislation favors smaller local farmers



37,000+ growers to meet demand of U.S. population


AT&T
9:00 AM
100%
White Widow
Status
Mixing
White Widow
Crop Name
Zone 1
Location
STOP MIX
Mix Readings
pH 5.6
Flow Rate 3.24 g/m
TDS 1124 ppm

Hardware, software & nutrients


Seattle
Spokane
MONTANA
Helena
Billings
OREGON
Boise
IDAHO
Salt Lake City
Reno
Carson City
NEVADA
UTAH
Las Vegas
ARIZONA

Establish beachhead in Western states

ALULA

We believe the best way to understand the market for Alula is to project the global potential of cannabis in the developed world.

One of the most loved and valuable plants in the world…



Future Milestones

	3 to 6 months	6 to 12 months
Focus	Organization, Hardware, Production	Harden product, production, field installation & customer support
Objectives	Refine MVP, install and support up to 5 paying Beta customers	Finish updated design, manufacture and install up to 50 units
New Personnel	2 hires: software and Product/UI	3 hires: Operations, support, manufacturing

The Team



WALTER

CEO

Founder Blackhawk, Gift Card Exchange



PETER

VP PRODUCT & CANNABIS

Farmer, Greenhouse expert, General Hydro



MARC

FULL STACK SOFTWARE ENGINEER

Slalom, etc.



MIKE

ELECTRICAL/MECHANICAL ENGINEER

Startups



KEN

PRODUCT MANAGEMENT, FRONT END DESIGN, BD

Slalom, etc.

Competition

Startups

Growcentia

ThreeALight (nutrients)

Incumbents

Argus

Dosatron

EnviroTech

HortiMax

Priva

Thank You

Walter Paulsen

ALULA